FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By	/S/ FUJIO OKADA
Fujio Okada
Associate Senior Vice President

Date: April 21, 2006

(Translation)

April 21, 2006

NEC Corporation
Kaoru Yano, President
(Tokyo Stock Exchange, 1st Section;
Code Number 6701)
Contact: Diane Foley
Corporate Communications Division
+81-3-3798-6511

Revision of NEC Corporation’s Financial Forecast for

Fiscal Year Ended March 31, 2006

NEC Corporation today revised its financial forecast for the fiscal year ended March 31, 2006, which was previously announced on October 27, 2005.

1. Revised consolidated financial forecast for the fiscal year ended March 31, 2006 (April 1, 2005 to March 31, 2006)

(In billions of yen)

	Net sales	Income before income taxes	Net income
Forecast as of April 21, 2006 (A)	4,800.0	80.0	13.0
Forecast as of October 27, 2005 (B)	4,930.0	90.0	60.0
Difference (A – B)	- 130.0	- 10.0	- 47.0

NOTE: As announced on March 22, 2006, NEC is planning to restate its consolidated financial results for past fiscal years as a result of revisions relating to fictitious transactions carried out at an NEC subsidiary and other revisions based on U.S. generally accepted accounting principles (“U.S. GAAP”). However, as exact figures have yet to be determined, NEC has not set forth the restated results for the fiscal year ended March 31, 2005, but will disclose such information as soon as possible.

2. Revised non-consolidated financial forecast for the fiscal year ended March 31, 2006 (April 1, 2005 to March 31, 2006)

(In billions of yen)

	Net sales	Ordinary income	Net income
Forecast as of April 21, 2006 (A)	2,370.0	30.0	45.0
Forecast as of October 27, 2005 (B)	2,400.0	40.0	55.0
Difference (A – B)	- 30.0	- 10.0	- 10.0
Results for the fiscal year ended March 31, 2005	2,426.8	40.2	24.2

3. Revision of financial forecasts

(1) Consolidated results

Despite continued steady sales in mobile infrastructure equipment as compared with the time of the previous announcement, the net sales forecast for the fiscal year ended March 31, 2006 has been revised downward by 130.0 billion yen due to decreases in broadband sales and IT solutions sales and the impact of discontinued operations relating to sales of businesses that were completed after the previous forecast was announced.

Although the decrease in sales will have an effect on operating income, operating income is forecasted to be 100.0 billion yen, with no change from the previously announced forecast, due to a positive impact relating to certain restatements based on U.S. GAAP. The forecast for income before income taxes has been revised downward by 10.0 billion yen from the previous announcement, due to the impact of discontinued operations of businesses that were sold after the previous forecast was announced.

The forecast for net income has been revised downward by 47.0 billion yen from the previous announcement. This is mainly due to a valuation allowance expected to be taken for deferred tax assets by NEC Electronics Corporation.

(2) Non-consolidated results

Despite continued steady sales in mobile infrastructure equipment as compared with the time of the previous announcement, the net sales forecast for the fiscal year ended March 31, 2006 has been revised downward by 30.0 billion yen due to decreases in broadband sales and IT solutions sales.

The forecast for ordinary income has been revised downward by 10.0 billion yen from the previous announcement due to the decrease in forecasted net sales.

The forecast for net income has been revised downward by 10.0 billion yen from the previous announcement due to the decrease in forecasted ordinary income.

4. Year-end dividend for the fiscal year ended March 31, 2006

NEC expects to pay a year-end dividend of 3 yen per common share for the year ended March 31, 2006 (which would result in an annual dividend of 6 yen per common share, including the interim dividend paid in December 2005).

CAUTIONARY STATEMENTS:

This material contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively “NEC”). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “aims,” or “anticipates,” or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC’s analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) global economic conditions and general economic conditions in NEC’s markets, (ii) fluctuating demand for, and competitive pricing pressure on, NEC’s products and services, (iii) NEC’s ability to continue to win acceptance of NEC’s products and services in highly competitive markets, (iv) NEC’s ability to expand into foreign markets, such as China, (v) regulatory change and uncertainty and potential legal liability relating to NEC’s business and operations, (vi) NEC’s ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, and (vii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise.

The management targets included in this material are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.

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